Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Nine Months Ended September 30,
(Amounts in millions of U.S. dollars)	2014	2013
Net income*	9,902	8,994
Income tax expenses	9,336	11,015
Non-controlling interests	190	200
Equity in income of affiliates (in excess of)/ less than dividends received	(374)	(673)
Interest expensed	475	537
Estimate of the interest within rental expense	273	257
Amortization of capitalized interest	112	117

Total	19,914	20,447

Interest expensed	475	537
Capitalized interest	247	245
Estimate of the interest within rental expense	273	257
Preference security dividend requirements of consolidated subsidiaries	—	—

Fixed charges	995	1,039

Ratio of earnings to fixed charges	20.01	19.68

*              Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.